Exhibit 99.1

YM BIOSCIENCES OFFER FOR CYTOPIA APPROVED TO
PROCEED TO SHAREHOLDER VOTE BY AUSTRALIAN COURT

MISSISSAUGA, Canada - December 10, 2009 - YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today provided an update on the proposed transaction which would result in the merger of Cytopia Ltd. into YM, details of which were announced on October 5, 2009. The board of directors of Cytopia has unanimously recommended that its shareholders vote in favour of the transaction.

Cytopia Shareholders Meeting

YM has been informed that the Supreme Court of Victoria, Australia, has granted Cytopia’s request for an order to convene a meeting of Cytopia’s shareholders to consider and, if deemed appropriate, to approve the proposed scheme of arrangement which will give effect to the merger transaction. In order to proceed, the scheme of arrangement must be approved at the Cytopia shareholders meeting (i) by at least half the Cytopia shareholders who vote; and (ii) by Cytopia shareholders holding at least 75% of Cytopia shares represented in person or by proxy at the meeting.

The meeting of Cytopia shareholders will be held on Tuesday, January 12, 2010. In the event the scheme of arrangement is approved by Cytopia shareholders, YM expects that the transaction will close on or about February 1, 2010 subject to the receipt of final court approval and all necessary regulatory approvals.

Cytopia has prepared a scheme booklet which will be sent to all Cytopia shareholders during the week of December 14, 2009. In the scheme booklet, available shortly on Cytopia’s website at http://www.cytopia.com.au/, Cytopia presents the unanimous recommendation of its board of directors that Cytopia shareholders vote in favour of the transaction in the absence of a superior proposal. YM has been informed that the scheme booklet also presents a report by an independent expert, Lonergan Edwards, which concludes that the transaction is in the best interests of Cytopia shareholders.

Amendment to Merger Terms

Cytopia and YM have agreed to an amendment to the terms of the offer. As previously disclosed, Cytopia shareholders are being offered 0.0852 common shares of YM in exchange for each Cytopia share. This consideration is subject to adjustment based on YM share price fluctuations. The parties have agreed that in no event shall the exchange ratio be greater than 0.1718 YM shares for each Cytopia share and in no event shall it be less than 0.0670 YM shares for each Cytopia share.

About YM BioSciences

YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, rare incidents of Grade IV radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

About Cytopia

Cytopia Ltd is an Australian biotechnology company focused on the discovery and development of new drugs to treat cancer and other diseases. Cytopia conducts its research and drug development through a subsidiary based in Melbourne, Australia and specializes in developing new small molecule compounds with an improved therapeutic profile for the treatment of cancer.

The company’s lead drug candidate is CYT997, a vascular disrupting agent (VDA) for the treatment of various cancers, which is currently being evaluated in Phase II clinical studies.  CYT387, a novel oral JAK1/JAK2 inhibitor focused on the treatment of myeloproliferative disorders, is also being investigated in a Phase I/II clinical study.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com